ENCANA CORPORATION
Management’s Discussion and Analysis
SEPTEMBER 30, 2005

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
MANAGEMENT’S DISCUSSION & ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read in conjunction with the unaudited interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended September 30, 2005, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2004. Readers are referred to the legal advisory detailing “Forward-Looking Statements” contained at the end of this MD&A. The Interim Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian GAAP in United States dollars (except where indicated as being in another currency).
This MD&A has been prepared in United States dollars with production and sales volumes presented on an after royalties basis consistent with U.S. protocol reporting. This MD&A is dated October 27, 2005.
SUMMARY OF KEY SECTIONS
Certain terms used in this MD&A (and not otherwise defined) are defined in the notes regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to EnCana, found at the end of this MD&A.
SUMMARY OF KEY EVENTS AND FINANCIAL RESULTS
Key events in the third quarter of 2005:
•	Cash flow from continuing operations increased 45 percent to $1,823 million compared with $1,259 million in 2004;

•	Net earnings from continuing operations decreased 38 percent to $266 million compared with $432 million in 2004;

•	Operating earnings from continuing operations increased 32 percent to $731 million compared with $553 million in 2004;

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EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
•	Sales volumes from continuing operations were 4,125 million cubic feet equivalent per day (“MMcfe/d”), relatively unchanged compared to the same period in 2004, comprised of 3,222 million cubic feet per day (“MMcf/d”) of natural gas and 150,457 barrels per day (“bbls/d”) of liquids. Natural gas volumes in the United States increased 15 percent to 1,099 MMcf/d while natural gas volumes in Canada were relatively unchanged at 2,123 MMcf/d. Liquids volumes decreased 11 percent to 150,457 bbls/d. Natural gas and liquids volumes in Canada decreased as a result of dispositions over the past year;

•	Average sales prices, excluding financial hedges, increased 41 percent for North American natural gas and 44 percent for North American liquids compared with the same period in 2004;

•	EnCana announced that it had reached an agreement to sell all of its shares in subsidiaries which have oil and pipeline interests in Ecuador for $1.42 billion;

•	EnCana recorded realized commodity hedging losses from continuing operations of $135 million after-tax ($115 million after-tax in 2004) and unrealized commodity hedging losses of $631 million after-tax ($276 million after-tax in 2004); and

•	EnCana completed the redemption of nine issues of Canadian medium term notes with an aggregate principal amount of C$1.15 billion for a total cost of C$1.3 billion.
Key events year-to-date in 2005:
•	Cash flow from continuing operations increased 46 percent to $4,643 million compared with $3,176 million in 2004;

•	Net earnings from continuing operations decreased nine percent to $927 million compared with $1,023 million in 2004;

•	Operating earnings from continuing operations increased 36 percent to $1,872 million compared with $1,377 million in 2004;

•	Sales volumes from continuing operations increased five percent to 4,122 MMcfe/d, natural gas volumes increased nine percent to 3,193 MMcf/d and liquids volumes decreased eight percent to 154,892 bbls/d;

•	Average sales prices, excluding financial hedges, increased 23 percent for North American natural gas and 26 percent for North American liquids;

•	EnCana announced that it had reached an agreement to sell all of its shares in subsidiaries which have oil and pipeline interests in Ecuador for $1.42 billion;

•	EnCana sold its Gulf of Mexico assets for net proceeds of approximately $1.5 billion after-tax and other adjustments and sold certain non-core conventional oil and gas assets for proceeds of $440 million before adjustments;

•	EnCana recorded realized commodity hedging losses from continuing operations of $216 million after-tax ($309 million after-tax in 2004) and unrealized commodity hedging losses of $1,058 million after-tax ($561 million after-tax in 2004);

•	EnCana completed the redemption of nine issues of Canadian medium term notes with an aggregate principal amount of C$1.15 billion for a total cost of C$1.3 billion; and

•	EnCana purchased approximately 55 million shares under the Normal Course Issuer Bid (“Bid”) for a total cost of $1,924 million, bringing our total purchases under the Bid to 91 percent of the maximum purchases allowable under the Bid.
OVERVIEW
EnCana is a leading independent North American based oil and gas company. EnCana pursues predictable, profitable growth from its portfolio of long-life resource plays in Canada and the United States. EnCana’s disciplined pursuit of these unconventional resources has enabled it to become North America’s leading natural gas producer and a technical and cost performance leader in the development of oilsands through in-situ recovery.

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EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
EnCana reports the results of its continuing operations under two operating segments:
•	Upstream, which focuses on the Company’s exploration for and development and production of natural gas, crude oil and natural gas liquids (“NGLs”), and other related activities; and

•	Midstream & Market Optimization, which is conducted by the Midstream & Marketing division. Marketing undertakes market optimization activities to enhance the sale of Upstream’s proprietary production. Market Optimization results reflect third party purchases and sales of product which provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Midstream focuses on natural gas storage, NGLs processing and power generation.
BUSINESS ENVIRONMENT
NATURAL GAS
An extremely warm summer in North America combined with supply losses as a result of hurricane damage and high crude oil prices resulting in increased prices for alternative fuels have resulted in historically high average NYMEX gas prices in the third quarter.
Higher average AECO gas prices in the third quarter of 2005 compared with the same period in 2004 can be attributed to increased NYMEX prices partially offset by increased AECO/NYMEX basis differentials in the third quarter of 2005 compared to the third quarter of 2004. The AECO basis widened to $1.74 in the third quarter of 2005 from $0.70 in the same period in 2004. This increase was mainly due to a higher NYMEX price and the timing differences between settlements of the AECO and NYMEX contracts.

							Year
	Three months ended September 30			Nine months ended September 30			Ended
Natural Gas Price Benchmarks		2005 vs			2005 vs
(Average for the period)	2005	2004	2004	2005	2004	2004	2004

AECO Price (C$/Mcf)	$8.17	23%	$6.66	$7.41	11%	$6.69	$6.79
NYMEX Price ($/MMBtu)	8.49	47%	5.76	7.16	23%	5.81	6.14
Rockies (Opal) Price ($/MMBtu)	6.71	33%	5.06	6.08	21%	5.02	5.23
AECO/NYMEX Basis Differential ($/MMBtu)	1.74	149%	0.70	1.12	44%	0.78	0.91
Rockies/NYMEX Basis Differential ($/MMBtu)	1.78	154%	0.70	1.08	35%	0.80	0.91

CRUDE OIL
The West Texas Intermediate (“WTI”) crude oil price was significantly higher in the third quarter of 2005 than the same period in 2004. The hurricane damage to the U.S. Gulf Coast production and refinery facilities in a market that was already supply constrained was a major factor in this price strength. Third quarter Canadian heavy oil differentials were significantly wider in dollar terms relative to the third quarter of 2004, due to the higher price for WTI and the wider Maya differential, which is the North American heavy crude benchmark. Strong asphalt markets in Canada in the third quarter helped support Canadian heavy oil prices relative to the Maya price. The Bow River Blend average sales price for the third quarter of 2005 was 73 percent of WTI, similar to its 72 percent of WTI value in the third quarter of 2004.
The NAPO blend average price for the third quarter of 2005 was 73 percent of WTI, up from 67 percent in the same period in 2004. This was primarily related to better refinery economics on NAPO crude which translates into higher value.

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EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005

							Year
	Three months ended September 30			Nine months ended September 30			Ended
Crude Oil Price Benchmarks		2005 vs			2005 vs
(Average for the period $/bbl)	2005	2004	2004	2005	2004	2004	2004

WTI	$63.31	44%	$43.89	$55.61	42%	$39.21	$41.47
WTI/Maya Differential	15.61	34%	11.67	15.34	55%	9.89	11.58
WTI/Bow River Differential	17.08	41%	12.09	18.59	73%	10.72	12.82
WTI/OCP NAPO Differential (Ecuador)	17.09	19%	14.31	16.70	31%	12.71	14.33

U.S./CANADIAN DOLLAR EXCHANGE RATES
The September 30, 2005 U.S./Canadian dollar exchange rate of US$0.861 per C$1 increased by nine percent compared with the September 30, 2004 rate of $0.791. The September 2005 rate is approximately four percent higher than the 2004 year-end rate of $0.831.
U.S./Canadian Dollar Period End Exchange Rates

	Three months	Nine months	Year
	ended September 30	ended September 30	Ended
	2005	2005	2004
Average U.S. / Canadian dollar exchange rate	$0.833	$0.817	$0.768

Average U.S. / Canadian dollar exchange rate for prior year	$0.765	$0.753	$0.716

Additional U.S. costs incurred for every C$100 spent on capital projects, operating & administrative expenses compared to prior year	$6.80	$6.40	$5.20
The impacts on results from the conversion of Canadian to U.S. dollars should be considered when analyzing specific components contained in the Interim Consolidated Financial Statements. Revenues were relatively unaffected by the increase in the exchange rate since commodity prices received are largely based in U.S. dollars or in Canadian dollar prices which are closely tied to the value of the U.S. dollar.
ACQUISITIONS AND DIVESTITURES
On September 13, 2005 EnCana announced that it had reached an agreement to sell all of its shares in subsidiaries which have crude oil and pipeline interests in Ecuador for approximately $1.42 billion. The sale will have an effective date of July 1, 2005. On October 27, 2005 EnCana announced that it had reached an agreement to sell substantially all of its natural gas liquids business for approximately $586 million before adjustments. Both of these sales are expected to close before year-end and are subject to closing conditions and approvals. EnCana continues with plans to divest of its natural gas storage business.
During the year, EnCana completed two significant transactions:
•	On May 26, 2005, EnCana closed the sale of its Gulf of Mexico assets for approximately $2.1 billion in cash, resulting in net proceeds of approximately $1.5 billion after-tax and other adjustments; and

•	On June 30, 2005, EnCana closed the sale of certain non-core Canadian conventional oil and gas assets producing approximately 6,400 barrels of oil equivalent per day for proceeds of approximately $326 million before adjustments.

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EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Proceeds from these divestitures were directed primarily to a combination of debt reduction and the purchase of EnCana shares pursuant to EnCana’s Normal Course Issuer Bid program.
CONSOLIDATED FINANCIAL RESULTS

							Year
	Three months ended September 30			Nine months ended September 30			Ended
Consolidated Financial Summary		2005 vs			2005 vs
($ millions, except per share(1) amounts)	2005	2004	2004	2005	2004	2004	2004

Cash Flow(2)	$1,931	42%	$1,363	$4,916	41%	$3,489	$4,980
- per share — diluted	2.20	51%	1.46	5.50	47%	3.73	5.32

Net Earnings	266	-32%	393	1,060	14%	933	3,513
- per share — basic	0.31	-28%	0.43	1.21	20%	1.01	3.82
- per share — diluted	0.30	-29%	0.42	1.19	19%	1.00	3.75

Operating Earnings(3)	704	26%	559	1,970	40%	1,403	1,976
- per share diluted	0.80	33%	0.60	2.20	47%	1.50	2.11

Cash Flow from Continuing Operations(2)	1,823	45%	1,259	4,643	46%	3,176	4,605

Net Earnings from Continuing Operations	266	-38%	432	927	-9%	1,023	2,211
- per share — basic	0.31	-34%	0.47	1.06	-5%	1.11	2.40
- per share — diluted	0.30	-35%	0.46	1.04	-5%	1.10	2.36

Operating Earnings from Continuing Operations(3)	731	32%	553	1,872	36%	1,377	1,989

Revenues, Net of Royalties	3,089	33%	2,320	9,331	23%	7,602	11,810

Quarterly Summary	2005			2004				2003
($ millions, except per share(1) amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Cash Flow(2)	$1,931	$1,572	$1,413	$1,491	$1,363	$1,131	$995	$1,254
- per share — diluted	2.20	1.76	1.55	1.60	1.46	1.21	1.07	1.35

Net Earnings (Loss)	266	839	(45)	2,580	393	250	290	426
- per share — basic	0.31	0.96	(0.05)	2.81	0.43	0.27	0.31	0.46
- per share — diluted	0.30	0.94	(0.05)	2.77	0.42	0.27	0.31	0.46

Operating Earnings(3)	704	655	611	573	559	379	465	316
- per share — diluted	0.80	0.73	0.67	0.62	0.60	0.41	0.50	0.34

Cash Flow from Continuing Operations(2)	1,823	1,512	1,308	1,429	1,259	1,021	896	1,103

Net Earnings (Loss) from Continuing Operations	266	786	(125)	1,188	432	265	326	447
- per share — basic	0.31	0.90	(0.14)	1.29	0.47	0.29	0.35	0.49
- per share — diluted	0.30	0.88	(0.14)	1.28	0.46	0.28	0.35	0.48

Operating Earnings from Continuing Operations(3)	731	623	518	612	553	362	462	337

Revenues, Net of Royalties	3,089	3,581	2,661	4,208	2,320	2,552	2,730	2,639

(1)	Per share amounts have been restated for the effect of the common share split in May 2005.

(2)	Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are discussed under “Cash Flow” in this MD&A.

(3)	Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are described and discussed under Operating Earnings in this MD&A.

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EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
CASH FLOW
EnCana’s total 2005 third quarter cash flow was $1,931 million, an increase of $568 million from the same period in 2004. This increase reflects increased commodity prices in the third quarter of 2005 partially reduced by higher realized financial hedge losses and increased costs. EnCana’s discontinued operations contributed $108 million to cash flow compared with $104 million from the same period in 2004.
EnCana’s 2005 third quarter cash flow from continuing operations increased $564 million to $1,823 million compared with the same period in 2004 with significant items as follows:
•	Natural gas sales volumes increased four percent to 3,222 MMcf/d;

•	Average North American natural gas prices, excluding financial hedges, increased 41 percent to $7.29 per Mcf compared to $5.18 per Mcf in the same period of 2004;

•	Average North American liquids prices, excluding financial hedges, increased 44 percent to $46.16 per bbl in 2005 compared to $32.03 per bbl in the same period of 2004;

•	Realized financial commodity hedge losses included in cash flow from continuing operations were $135 million after-tax in 2005 compared to $115 million after-tax for the same period in 2004;

•	Operating expenses increased 27 percent to $432 million in 2005 compared with $340 million in 2004; and

•	The current income tax provision was $169 million in 2005 compared with $103 million in 2004.
EnCana’s total 2005 year-to-date cash flow was $4,916 million, an increase of $1,427 million from the same period in 2004. This increase reflects the net impact of increased prices and lower realized hedge losses for the first nine months in 2005 partially reduced by increased costs. EnCana’s discontinued operations contributed $273 million to cash flow compared with $313 million in 2004.
EnCana’s 2005 year-to-date cash flow from continuing operations increased $1,467 million to $4,643 million compared with the same period in 2004 with significant items as follows:
•	Natural gas sales volumes increased nine percent to 3,193 MMcf/d;

•	Average North American natural gas prices, excluding financial hedges, increased 23 percent to $6.46 per Mcf compared to $5.26 per Mcf in the same period of 2004;

•	Average North American liquids prices, excluding financial hedges, increased 26 percent to $35.82 per bbl in 2005 compared to $28.32 per bbl in the same period of 2004;

•	Realized financial commodity hedge losses included in cash flow from continuing operations were $216 million after-tax in 2005 compared to $309 million after-tax for the same period in 2004;

•	Operating expenses increased 23 percent to $1,177 million in 2005 compared with $960 million in 2004; and

•	The current income tax provision excluding income tax on the sale of assets was $477 million in 2005 compared with $511 million in 2004.
Cash flow measures are considered non-GAAP but are commonly used in the oil and gas industry to assist management and investors to measure the Company’s ability to finance its capital programs and meet its financial obligations. The calculation of cash flow is disclosed in the Consolidated Statement of Cash Flows in the Interim Consolidated Financial Statements.

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EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
NET EARNINGS
EnCana’s 2005 total third quarter net earnings were $266 million compared with $393 million in the same period in 2004. EnCana’s 2005 third quarter net earnings from continuing operations were $266 million, a decrease of $166 million compared with 2004. In addition to the items affecting third quarter cash flow from continuing operations as detailed previously, significant items are:
•	Unrealized mark-to-market losses of $631 million after-tax in 2005 compared with a loss of $276 million in the same period in 2004;

•	A $166 million after-tax unrealized gain on Canadian issued U.S. dollar debt in 2005 compared with a $155 million gain in 2004; and

•	Interest expense was $218 million in 2005 compared with $106 million in 2004.
EnCana’s total 2005 year-to-date net earnings were $1,060 million compared with $933 million in the same period in 2004. EnCana’s year-to-date net earnings from continuing operations were $927 million, a decrease of $96 million in 2005 compared with 2004. In addition to the items affecting cash flow from continuing operations as detailed previously, significant items are:
•	Unrealized mark-to-market losses of $1,058 million after-tax in 2005 compared to $561 million in the same period in 2004;

•	A $113 million after-tax unrealized gain on Canadian issued U.S. dollar debt to-date in 2005 compared with a $98 million gain in 2004;

•	Interest expense was $419 million in 2005 compared with $284 million in 2004;

•	An increase in depreciation, depletion and amortization (“DD&A”) of $277 million as a result of the impact of the higher value of the Canadian dollar and higher DD&A rates resulting from the impacts of foreign exchange, increased future development costs, the Tom Brown, Inc. (“TBI”) acquisition in May 2004 and increased sales volumes; and

•	Included in 2004 is a gain due to a change in income tax rates of $109 million, with no comparable amount in 2005.
Reconciliation of Net Earnings from Continuing Operations from 2004 to 2005
($ millions)

2004 year-to-date net earnings from continuing operations	$1,023
Upstream prices	1,281	(1)
Upstream volumes	341
Realized loss on financial contracts	142
Gain on disposition	(35)
Interest, net	(132	) (2)
Foreign exchange loss	(150)
Income tax	(211)
Upstream expenses	(291)
DD&A expenses	(277)
Unrealized fair value adjustment on financial contracts	(742)
Other	(22)

2005 year-to-date net earnings from continuing operations	$927

(1)	Excludes the effect of Upstream financial hedging that is included in the Realized loss on financial contracts.

(2)	Excludes the effect of interest rate swaps that is included in the Realized loss on financial contracts.

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EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
OPERATING EARNINGS
Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures that show net earnings excluding non-operating items such as the after-tax gain or loss from the disposition of discontinued operations, the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates. Management believes these items reduce the comparability of the Company’s underlying financial performance between periods. The majority of the unrealized gains or losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of five years. The following table has been prepared in order to provide investors with information that is more comparable between years.

Summary of total Operating Earnings
							Year
	Three months September 30			Nine months ended September 30			Ended
		2005 vs			2005 vs
($ millions)	2005	2004	2004	2005	2004	2004	2004

Net Earnings, as reported	$266	-32%	$393	$1,060	14%	$933	$3,513
Deduct: Gain on discontinuance	—		—	—		—	(1,364)
Add: Unrealized mark-to-market accounting loss (after-tax)	604		321	1,023		677	165
Deduct: Unrealized foreign exchange gain on translation of Canadian issued U.S. dollar debt (after-tax)	(166)		(155)	(113)		(98)	(229)
Deduct: Future tax recovery due to tax rate reductions	—		—	—		(109)	(109)

Operating Earnings(1)(3)	$704	26%	$559	$1,970	40%	$1,403	$1,976

($ per Common Share — Diluted)

Net Earnings, as reported	$0.30	-29%	$0.42	$1.19	19%	$1.00	$3.75
Deduct: Gain on discontinuance	—		—	—		—	(1.46)
Add: Unrealized mark-to-market accounting loss (after-tax)	0.69		0.35	1.14		0.72	0.18
Deduct: Unrealized foreign exchange gain on translation of Canadian issued U.S. dollar debt (after-tax)	(0.19)		(0.17)	(0.13)		(0.10)	(0.24)
Deduct: Future tax recovery due to tax rate reductions	—		—	—		(0.12)	(0.12)

Operating Earnings(1)(3)	$0.80	33%	$0.60	$2.20	47%	$1.50	$2.11

Summary of Operating Earnings from Continuing Operations

							Year
	Three months ended September 30			Nine months ended September 30			Ended
		2005 vs			2005 vs
($ millions)	2005	2004	2004	2005	2004	2004	2004

Net Earnings from Continuing Operations, as reported	$266	-38%	$432	$927	-9%	$1,023	$2,211
Add: Unrealized mark-to-market accounting loss (after-tax)	631		276	1,058		561	116
Deduct: Unrealized foreign exchange gain on translation of Canadian issued U.S. dollar debt (after-tax)	(166)		(155)	(113)		(98)	(229)
Deduct: Future tax recovery due to tax rate reductions	—		—	—		(109)	(109)

Operating Earnings from Continuing Operations(2)(3)	$731	32%	$553	$1,872	36%	$1,377	$1,989

(1)	Operating Earnings is a non-GAAP measure that shows net earnings excluding the after-tax gain or loss from the disposition of discontinued operations, the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates.

(2)	Operating Earnings from Continuing Operations is a non-GAAP measure that shows net earnings from continuing operations excluding the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates.

(3)	Unrealized gains or losses have no impact on cash flow.

8

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
RESULTS OF OPERATIONS
UPSTREAM OPERATIONS
Financial Results from Continuing Operations
Three months ended September 30

($ millions)	2005				2004
	Produced	Crude Oil				Crude Oil and
	Gas	and NGLs	Other	Total	Produced Gas	NGLs	Other	Total

Revenues, Net of Royalties	$2,043	$561	$76	$2,680	$1,432	$363	$66	$1,861

Expenses
Production and mineral taxes	96	11	—	107	69	10	—	79
Transportation and selling	119	14	—	133	95	19	—	114
Operating	190	73	85	348	131	71	60	262

Operating Cash Flow	$1,638	$463	$(9)	$2,092	$1,137	$263	$6	$1,406

Depreciation, depletion and amortization				649				583

Upstream Income				$1,443				$823

Nine months ended September 30

($ millions)	2005				2004
	Produced	Crude Oil				Crude Oil and
	Gas	and NGLs	Other	Total	Produced Gas	NGLs	Other	Total
Revenues, Net of Royalties	$5,525	$1,293	$195	$7,013	$4,085	$998	$170	$5,253

Expenses
Production and mineral taxes	254	37	—	291	188	28	—	216
Transportation and selling	345	45	—	390	315	55	—	370
Operating	525	222	189	936	377	208	155	740

Operating Cash Flow	$4,401	$989	$6	$5,396	$3,205	$707	$15	$3,927

Depreciation, depletion and amortization				1,957				1,657

Upstream Income				$3,439				$2,270

Three Months Ended September 30
Results from continuing operations for the quarter ended September 30, 2005 compared with the same quarter in 2004 reflect growth in sales volumes from North American resource plays offset by non-core property dispositions in the third quarter of 2004 and June 2005.
Revenues, net of royalties, reflect the increase in the quarter over quarter natural gas and crude oil benchmark prices (see the “Business Environment” section of this MD&A) offset by the realized hedging losses. Realized financial commodity hedging losses for the three months ended September 30, 2005 were $196 million, or $0.52 per Mcfe compared to $180 million or $0.48 per Mcfe for the same period in 2004.
North American production and mineral taxes increased by 35 percent or $28 million during the third quarter of 2005 compared to the same period in 2004 primarily due to increased natural gas and crude oil prices and increased natural gas volumes in the United States.
North American transportation and selling costs increased by 17 percent or $19 million during the third quarter of 2005 compared with the same quarter in 2004. In 2005, costs have increased as a result of both the marketing of gas volumes for several U.S. properties downstream of the wellhead which were marketed at the wellhead in 2004 and a growth in volumes.

9

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
For the three months ended September 30, 2005, operating expenses excluding Other were $61 million higher, an increase of $0.16 per Mcfe to $0.69 per Mcfe compared to $0.53 per Mcfe for the same period in 2004. This increase is primarily due to an increase in the average U.S./Canadian dollar exchange rate during 2005, an increase in long-term compensation expenses due to the higher EnCana share price and rising costs as a result of increased industry activity.
DD&A expense increased by $66 million for the quarter ended September 30, 2005 compared to the same quarter in 2004 primarily as a result of higher DD&A rates and the higher value of the Canadian dollar compared to the U.S. dollar applied to Canadian dollar denominated DD&A expense. On a continuing operations basis, excluding Other activities, DD&A rates were $1.69 per Mcfe for the third quarter of 2005 compared to $1.52 per Mcfe for the same quarter of 2004. DD&A rates have increased in 2005 due to the impact of foreign exchange and increased future development costs offset somewhat by the disposition of the Gulf of Mexico assets which has reduced the DD&A rate effective June 1, 2005.
Nine Months Ended September 30
Results from continuing operations reflect a five percent or 181 MMcfe/d increase in sales volumes for the nine months ended September 30, 2005 compared with the same period in 2004. The increase in sales volumes is primarily attributable to organic growth from North American resource plays. The increase from the TBI acquisition in May 2004 is offset by non-core property dispositions in 2004 and 2005.
Revenues, net of royalties, reflect the increase in year-to-date natural gas and crude oil benchmark prices (see the “Business Environment” section of this MD&A) offset by the realized hedging losses. Realized financial commodity hedging losses for the nine months ended September 30, 2005 were $330 million, or $0.29 per Mcfe compared to $443 million or $0.41 per Mcfe for the same period in 2004.
North American production and mineral taxes increased by 35 percent or $75 million in the first nine months of 2005 compared to the same period in 2004 primarily due to higher natural gas and crude oil prices and increased natural gas volumes in the United States including the 2004 acquisition of TBI properties.
For the nine months ended September 30, 2005, operating expenses excluding Other were $162 million higher, an increase of $0.12 per Mcfe to $0.66 per Mcfe compared to $0.54 per Mcfe for the same period in 2004. This increase is primarily due to an increase in the average U.S./Canadian dollar exchange rate during 2005, an increase in long-term compensation expenses due to the higher EnCana share price and rising costs as a result of increased industry activity.
DD&A expense increased by $300 million for the first nine months of 2005 compared to the first nine months of 2004 primarily as a result of higher DD&A rates, the impact of the higher value of the Canadian dollar compared to the U.S. dollar applied to Canadian dollar denominated DD&A expense and increased sales volumes. On a continuing operations basis, excluding other activities, DD&A rates were $1.72 per Mcfe for the first nine months of 2005 compared to $1.51 per Mcfe in the first nine months of 2004. DD&A rates have increased in 2005 due to the impacts of foreign exchange, increased future development costs and the TBI acquisition.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Revenue Variances for the Third Quarter of 2005 Compared to the Third Quarter of 2004 from Continuing Operations
Three months ended September 30

($ millions)

	2004 Revenues,	Revenue		2005 Revenues,
	Net of	Variances in:		Net of
	Royalties	Price(1)	Volume	Royalties

Produced Gas
Canada	$970	$356	$(9)	$1,317
United States	462	171	93	726

Total Produced Gas	$1,432	$527	$84	$2,043

Crude Oil and NGLs
Canada	$313	$244	$(67)	$490
United States	50	24	(3)	71

Total Crude Oil and NGLs	$363	$268	$(70)	$561

(1)	Includes realized commodity hedging impacts.
The increase in sales prices accounts for approximately 98 percent of the change in revenues, net of royalties, for the third quarter of 2005 compared with the third quarter of 2004.
The revenue variances due to volumes in Canada for the third quarter of 2005 compared with the third quarter of 2004 were mainly due to the dispositions of mature conventional producing assets during the third quarter of 2004 and June 2005.
Revenue Variances for the First Nine Months of 2005 Compared to the First Nine Months of 2004 from Continuing Operations
Nine months ended September 30

($ millions)

	2004 Revenues,	Revenue		2005 Revenues,
	Net of	Variances in:		Net of
	Royalties	Price(1)	Volume	Royalties

Produced Gas
Canada	$2,887	$738	$9	$3,634
United States	1,198	255	438	1,891

Total Produced Gas	$4,085	$993	$447	$5,525

Crude Oil and NGLs
Canada	$883	$359	$(129)	$1,113
United States	115	42	23	180

Total Crude Oil and NGLs	$998	$401	$(106)	$1,293

(1)	Includes realized commodity hedging impacts.
The increase in sales prices accounts for approximately 80 percent of the change in revenues, net of royalties, for the first nine months of 2005 compared with the first nine months of 2004.
The crude oil and NGLs volume variance in Canada was mainly due to the dispositions of mature conventional oil producing assets during the third quarter of 2004 and June 2005.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005

Quarterly Sales Volumes	2005			2004				2003
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Produced Gas (million cubic feet per day)	3,222	3,212	3,146	3,087	3,096	3,001	2,684	2,662
Crude Oil (barrels per day)	124,402	132,294	130,826	132,061	142,506	144,347	142,669	151,644
NGLs (barrels per day)	26,055	24,814	26,358	27,409	27,167	26,340	23,208	22,827

Continuing Operations (million cubic feet equivalent per day) (1)	4,125	4,155	4,089	4,044	4,114	4,025	3,679	3,709

Discontinued Operations
Ecuador (barrels per day)	68,710	73,176	72,487	77,876	74,846	78,303	80,982	77,352
United Kingdom (barrels of oil equivalent per day) (2)	—	—	—	13,927	20,222	26,728	22,755	18,400

Discontinued Operations (million cubic feet equivalent per day) (1)	412	439	435	551	570	630	623	574

Total (million cubic feet equivalent per day)(1)	4,537	4,594	4,524	4,595	4,684	4,655	4,302	4,283

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

(2)	Includes natural gas and liquids (converted to BOE).

Sales Volumes	Three months ended September 30			Nine months ended September 30
		2005 vs			2005 vs
	2005	2004	2004	2005	2004	2004

Produced Gas (million cubic feet per day)	3,222	4%	3,096	3,193	9%	2,928
Crude Oil (barrels per day)	124,402	-13%	142,506	129,151	-10%	143,172
NGLs (barrels per day)	26,055	-4%	27,167	25,741	1%	25,578

Continuing Operations (million cubic feet equivalent per day) (1)	4,125	—	4,114	4,122	5%	3,941
Discontinued Operations
Ecuador (barrels per day)	68,710	-8%	74,846	71,443	-8%	78,032
United Kingdom (barrels of oil equivalent per day) (2)	—	-100%	20,222	—	-100%	23,223

Discontinued Operations (million cubic feet equivalent per day) (1)	412	-28%	570	429	-29%	607

Total (million cubic feet equivalent per day) (1)	4,537	-3%	4,684	4,551	—	4,548

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

(2)	Includes natural gas and liquids (converted to BOE).
Three Months Ended September 30
In the three months ended September 30, 2005, sales volumes from continuing operations were relatively unchanged compared to the same quarter of 2004. Record setting wet weather in Western Canada and high levels of industry activity in the North American oil and gas services sector has restricted access to land and equipment which has directly impacted EnCana’s ability to increase production during the quarter.
Canadian natural gas sales volumes during the third quarter of 2005 decreased approximately one percent or 15 MMcf/d from the comparable quarter in 2004. This decrease results mainly from the net divestiture of non-core properties during 2004 and 2005 offset by successful resource play drilling programs at Cutbank Ridge in northeast British Columbia and shallow gas and coalbed methane (“CBM”) in southern Alberta. Natural gas sales volumes in the United States for the three months ended September 30, 2005 were higher by approximately 15 percent or 141 MMcf/d compared to the same period of 2004. This increase is primarily due to successful resource play drilling in the Piceance basin, at Jonah and East Texas and the Fort Worth property acquisition in December 2004.
Third quarter 2005 liquids sales volumes from continuing operations declined by 11 percent or 19,216 bbls/d compared to the third quarter of 2004. The lower liquids sales volumes were mainly due to non-core property dispositions in the third quarter of 2004 and June 2005, which were producing approximately 13,400 bbls/d, and delays in restoring Foster Creek production subsequent to the scheduled maintenance that occurred in the second quarter of 2005 (2,400 bbls/d) offset slightly by continued development at Pelican Lake.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Nine Months Ended September 30
In the first nine months of 2005, sales volumes from continuing operations were higher by five percent, or 181 MMcfe/d compared to the first nine months of 2004.
Canadian natural gas sales volumes during the first nine months of 2005 increased approximately one percent or 13 MMcf/d from the comparable period in 2004. This increase results mainly from successful resource play drilling programs at Cutbank Ridge in northeast British Columbia, shallow gas and CBM in southern Alberta and gas storage withdrawals of 9 MMcf/d in the first nine months of 2005. The growth in volumes was offset partially by the net divestiture of non-core properties which were producing approximately 63 MMcf/d during 2004. Natural gas sales volumes in the United States for the nine months ended September 30, 2005 were higher by approximately 31 percent or 252 MMcf/d compared to the same period of 2004. This increase is primarily due to a full nine months of the TBI acquisition volumes which added approximately 135 MMcf/d and successful resource play drilling in the Piceance basin and at Jonah.
In the first nine months of 2005, liquids sales volumes from continuing operations declined by eight percent or 13,858 bbls/d compared to the first nine months of 2004. The lower liquids sales volumes were mainly due to the disposition of non-core properties, including Petrovera Resources (“Petrovera”), in 2004 and June 2005, partially offset by continued development at Pelican Lake as well as incremental NGLs production from the TBI acquisition.
Per Unit Results — Produced Gas

Three months ended September 30

	Canada			United States
		2005 vs			2005 vs
($ per thousand cubic feet)	2005	2004	2004	2005	2004	2004

Price	$7.18	41%	$5.10	$7.51	40%	$5.36

Expenses
Production and mineral taxes	0.10	11%	0.09	0.75	32%	0.57
Transportation and selling	0.36	-3%	0.37	0.49	88%	0.26
Operating	0.68	36%	0.50	0.55	53%	0.36

Netback	$6.04	46%	$4.14	$5.72	37%	$4.17

Gas Sales Volumes (MMcf per day)	2,123	-1%	2,138	1,099	15%	958

Nine months ended September 30

	Canada			United States
		2005 vs			2005 vs
($ per thousand cubic feet)	2005	2004	2004	2005	2004	2004

Price	$6.33	22%	$5.17	$6.73	23%	$5.49

Expenses
Production and mineral taxes	0.10	25%	0.08	0.68	8%	0.63
Transportation and selling	0.37	-3%	0.38	0.46	44%	0.32
Operating	0.65	25%	0.52	0.50	39%	0.36

Netback	$5.21	24%	$4.19	$5.09	22%	$4.18

Gas Sales Volumes (MMcf per day)	2,118	1%	2,105	1,075	31%	823

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Three Months Ended September 30
EnCana’s realized natural gas prices for the third quarter of 2005 were $7.29 per Mcf, a 41 percent increase compared with 2004. For the three months ended September 30, 2005, North American realized financial commodity hedging losses on natural gas were approximately $117 million or $0.39 per Mcf compared to losses of approximately $43 million or $0.15 per Mcf in the same period in 2004.
Natural gas per unit production and mineral taxes in the U.S. for the three months ended September 30, 2005 compared to the same period in 2004 increased 32 percent or $0.18 per Mcf due to higher natural gas prices and volumes.
Natural gas per unit transportation and selling costs for the U.S. have increased 88 percent or $0.23 per Mcf for the three months ended September 30, 2005 compared to 2004, primarily as a result of marketing TBI and Fort Worth gas volumes downstream of the wellhead in 2005.
Canadian natural gas per unit operating expenses for the third quarter of 2005 were 36 percent or $0.18 per Mcf higher compared to the same period of 2004 due to the higher U.S./Canadian exchange rates and planned plant turnarounds at Hythe and Sexsmith that occurred in the third quarter of 2005. Increases in the U.S. natural gas per unit operating expenses of 53 percent or $0.19 per Mcf for the three months ended September 30, 2005 compared to the same period in 2004 were mainly a result of higher workovers and increased staffing levels attributable to growth. In addition, operating costs in both Canada and the U.S. were affected by higher long-term compensation expenses and rising costs resulting from increased industry activity during the third quarter of 2005.
Nine Months Ended September 30
EnCana’s realized natural gas prices for the first nine months of 2005 were $6.46 per Mcf, a 23 percent increase compared with 2004. For the nine months ended September 30, 2005, North American realized financial commodity hedging losses on natural gas were approximately $108 million or $0.12 per Mcf compared to losses of approximately $133 million or $0.16 per Mcf in the same period in 2004.
Natural gas per unit production and mineral taxes in the U.S. for the nine months ended September 30, 2005 compared to 2004 increased eight percent or $0.05 per Mcf due to higher prices and volumes.
Natural gas per unit transportation and selling costs in Canada have decreased three percent or $0.01 per Mcf for the nine months ended September 30, 2005 compared to the same period in 2004 as a result of the expiration of long term transportation contracts offset partially by higher U.S./Canadian exchange rates. Per unit transportation and selling costs for the U.S. have increased 44 percent or $0.14 per Mcf for the nine months ended September 30, 2005 compared to 2004, primarily as a result of marketing TBI and Fort Worth gas volumes downstream of the wellhead in 2005.
Canadian natural gas per unit operating expenses for the first nine months of 2005 were 25 percent or $0.13 per Mcf higher compared to the same period of 2004 primarily due to the higher U.S./Canadian exchange rates and higher repairs and maintenance. Increases in the U.S. natural gas per unit operating expenses of 39 percent or $0.14 per Mcf for the nine months ended September 30, 2005 compared to the same period in 2004 were mainly a result of higher operating cost properties from the TBI acquisition. In addition, operating costs in both Canada and the U.S. were affected by higher long-term compensation expenses and rising costs resulting from increased industry activity during the first nine months of 2005.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Per Unit Results — Crude Oil North America

	Three months ended September 30			Nine months ended September 30
		2005 vs			2005 vs
($ per barrel)	2005	2004	2004	2005	2004	2004

Price	$45.16	43%	$31.49	$34.06	23%	$27.70

Expenses
Production and mineral taxes	0.48	41%	0.34	0.56	60%	0.35
Transportation and selling	1.15	-19%	1.42	1.23	-10%	1.36
Operating	6.45	19%	5.42	6.32	19%	5.29

Netback	$37.08	53%	$24.31	$25.95	25%	$20.70

Crude Oil Sales Volumes (bbls per day)	124,402	-13%	142,506	129,151	-10%	143,172

Three Months Ended September 30
Increases in the average crude oil price in the third quarter of 2005, excluding the impact of financial hedges, reflect the increase in the benchmark WTI which increased 44 percent in 2005 compared to the same quarter of 2004. This increase was partially offset by the increased WTI/Bow River crude oil price differential (up approximately 41 percent). North American realized financial commodity hedging losses on crude oil were approximately $79 million or $5.70 per bbl of liquids in the third quarter of 2005 compared to losses of approximately $137 million or $8.75 per bbl of liquids in the same period in 2004.
North American crude oil per unit production and mineral taxes increased by 41 percent or $0.14 per bbl for the three months ended September 30, 2005 compared to the same period in 2004 primarily due to higher prices and increased production from southern Alberta and Saskatchewan properties which are subject to freehold mineral tax and Saskatchewan resource tax, respectively.
North American crude oil per unit operating costs for the third quarter of 2005 have increased 19 percent or $1.03 per bbl compared to the same period in 2004 mainly due to the higher U.S./Canadian exchange rate, higher workovers, repairs and maintenance and long-term compensation expenses. In addition, the increased proportion of crude oil volumes from steam assisted gravity drainage (“SAGD”) projects, which have higher operating costs compared to EnCana’s other properties, has resulted in an overall increase in crude oil per unit operating costs.
Nine Months Ended September 30
Increases in the average crude oil price in the first nine months of 2005, excluding the impact of financial hedges, reflect the increase in the benchmark WTI which increased 42 percent in 2005 compared to 2004. This increase was partially offset by the increased WTI/Bow River crude oil price differential (up approximately 73 percent). North American realized commodity hedging losses on crude oil were approximately $222 million or $5.25 per bbl of liquids in 2005 compared to losses of approximately $310 million or $6.71 per bbl of liquids in 2004.
North American crude oil per unit production and mineral taxes increased by 60 percent or $0.21 per bbl in the first nine months of 2005 compared to the same period in 2004 primarily due to higher prices and increased production from southern Alberta and Saskatchewan properties which are subject to freehold mineral tax and Saskatchewan resource tax, respectively.
North American crude oil per unit operating costs for the first nine months of 2005 have increased 19 percent or $1.03 per bbl compared to the same period in 2004 mainly due to the higher U.S./Canadian exchange rate, higher workovers, repairs and maintenance and long-term compensation expenses. In addition, the increased proportion of crude oil volumes from SAGD projects, which have higher operating costs compared to EnCana’s other properties,

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
has resulted in an overall increase in crude oil operating costs. This increase was partially offset by the sale of Petrovera in February 2004 which had higher operating costs relative to EnCana’s other properties.
Per Unit Results — NGLs
Three months ended September 30

	Canada			United States
		2005 vs			2005 vs
($ per barrel)	2005	2004	2004	2005	2004	2004

Price	$47.39	42%	$33.46	$53.92	49%	$36.09

Expenses
Production and mineral taxes	—	—	—	5.46	35%	4.05
Transportation and selling	0.48	7%	0.45	0.01	—	—

Netback	$46.91	42%	$33.01	$48.45	51%	$32.04

NGLs Sales Volumes (bbls per day)	11,924	-7%	12,804	14,131	-2%	14,363

Nine months ended September 30

	Canada			United States
		2005 vs			2005 vs
($ per barrel)	2005	2004	2004	2005	2004	2004

Price	$42.39	43%	$29.65	$46.57	36%	$34.15

Expenses
Production and mineral taxes	—	—	—	4.68	24%	3.77
Transportation and selling	0.41	5%	0.39	0.01	—	—

Netback	$41.98	43%	$29.26	$41.88	38%	$30.38

NGLs Sales Volumes (bbls per day)	11,779	-12%	13,452	13,962	15%	12,126

NGLs realized price changes generally correlate with changes in WTI oil prices. The strong WTI oil price in the third quarter and to-date in 2005 positively impacted NGLs prices.
U.S. NGLs per unit production and mineral taxes for the three months and nine months ended September 30, 2005 compared to the same periods in 2004 increased 35 percent or $1.41 per bbl and 24 percent or $0.91 per bbl respectively. The higher production and mineral taxes in the United States were a result of the increase in NGLs prices.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
MIDSTREAM & MARKET OPTIMIZATION OPERATIONS
Financial Results
Three months ended September 30

($ millions)	2005			2004
		Market			Market
	Midstream	Optimization	Total	Midstream	Optimization	Total

Revenues	$195	$1,153	$1,348	$158	$731	$889

Expenses
Transportation and selling	—	6	6	—	4	4
Operating	67	18	85	65	12	77
Purchased product	115	1,129	1,244	88	712	800

Operating Cash Flow	$13	$—	$13	$5	$3	$8

Depreciation, depletion and amortization			9			8

Segment Income			$4			$—

Nine months ended September 30

($ millions)	2005			2004
		Market			Market
	Midstream	Optimization	Total	Midstream	Optimization	Total

Revenues	$930	$2,984	$3,914	$881	$2,325	$3,206

Expenses
Transportation and selling	—	16	16	—	20	20
Operating	204	40	244	192	32	224
Purchased product	630	2,910	3,540	655	2,254	2,909

Operating Cash Flow	$96	$18	$114	$34	$19	$53

Depreciation, depletion and amortization			27			60

Segment Income (Loss)			$87			$(7)

Revenues in Midstream & Market Optimization operations increased 52 percent in the third quarter of 2005 compared with the same period in 2004 due primarily to increases in commodity prices. Operating cash flow increased to $13 million in this same period from $8 million in 2004 due to higher levels of third party gas storage activity and strong margins for NGLs.
Revenues increased 22 percent compared with 2004 on a year-to-date basis as a result of increased commodity prices. Year-to-date operating cash flow was $114 million, an increase of $61 million compared with 2004. Improved margins from gas storage optimization activities and NGLs contributed to most of this increase.
Year-to-date DD&A is $33 million lower than in 2004. In 2004, DD&A expenses increased approximately $35 million due to a writedown in the values of EnCana’s equity investment interest in the Trasandino Pipeline in Argentina and Chile.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
CORPORATE

	Three months ended September 30			Nine months ended September 30
		2005 vs			2005 vs
($ millions)	2005	2004	2004	2005	2004	2004
Revenues	$(939)	-118%	$(430)	$(1,596)	-86%	$(857)
Expenses
Operating	(1)	-200%	1	(3)	25%	(4)
Depreciation, depletion and amortization	19	36%	14	54	23%	44

Segment Loss	$(957)	-115%	$(445)	$(1,647)	-84%	$(897)

Administrative	78	81%	43	205	51%	136
Interest, net	218	106%	106	419	48%	284
Accretion of asset retirement obligation	9	29%	7	27	69%	16
Foreign exchange gain	(213)	27%	(290)	(63)	70%	(213)
Stock-based compensation	4	-20%	5	12	-14%	14
Gain on dispositions	—	—	—	—	100%	(35)
Year-to-date 2005 corporate revenues include approximately $1,596 million in unrealized mark-to-market losses related to financial commodity contracts compared with $859 million during the same period of 2004. Other mark-to-market gains ($3 million) on derivative financial instruments related to electricity consumption are recorded in operating expenses.
Summary of Unrealized Mark-to-Market Gains (Losses)

	Three months ended		Nine months ended
	September 30		September 30
($ millions)	2005	2004	2005	2004

Continuing Operations
Natural Gas	$(990)	$(300)	$(1,564)	$(550)
Crude Oil	51	(129)	(32)	(309)

	(939)	(429)	(1,596)	(859)
Expenses	(1)	(2)	(3)	(7)

	(938)	(427)	(1,593)	(852)
Income Tax	(307)	(151)	(535)	(291)

	$(631)	$(276)	$(1,058)	$(561)

Price volatility has had a significant impact on the accounting for our price risk management activities. On September 30, 2005 the forward price curve for the fourth quarter of 2005 had increased from June 30, 2005 by 12 percent to $66.40 per bbl for WTI and 83 percent to $14.09 per Mcf for NYMEX gas.
DD&A includes provisions for corporate assets such as computer equipment, office furniture and leasehold improvements.
Administrative expenses increased $35 million in the third quarter and $69 million for the nine months ended September 30, 2005 compared to 2004. The increase reflects the effect of the increased long-term compensation expenses that are tied to EnCana’s common share price and the change in the U.S./Canadian dollar exchange rate. On a year-to-date basis, administrative costs were approximately $0.18 per Mcfe compared with $0.13 per Mcfe in 2004.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Interest expense in the third quarter of 2005 and on a year-to-date basis has increased as a result of a $121 million ($79 million after-tax) charge to retire certain medium term notes and the higher average outstanding debt level compared with 2004. EnCana’s long-term debt increased by $483 million to $8,225 million at September 30, 2005 compared with $7,742 million at December 31, 2004. EnCana’s 2005 year-to-date weighted average interest rate on outstanding debt was 5.3 percent, up from a year-to-date average of approximately 4.9 percent in 2004 as a result of a reduction in the proportion of floating rate debt.
The foreign exchange gain of $63 million to-date in 2005 includes $140 million ($113 million after-tax) resulting from the change in the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued from Canada. Under Canadian GAAP, the Company is required to translate long-term debt issued from Canada and denominated in U.S. dollars into Canadian dollars at the period-end exchange rate. Resulting unrealized foreign exchange gains or losses are recorded in the Consolidated Statement of Earnings.
INCOME TAX
The year-to-date effective tax rate was 27.5 percent compared with 12.1 percent in 2004. The 2005 effective tax rate is higher than 2004 primarily as a result of the reduction in 2004 of $109 million in future income taxes resulting from the reduction in the Alberta tax rate from 12.5 percent to 11.5 percent and Alberta’s retention of the resource allowance and non-deductible crown royalties regime until 2007. The 2005 income tax provision has been reduced by the net benefit of tax basis retained on dispositions of $68 million (2004: $162 million) as well as $535 million related to income tax on unrealized mark to market losses (2004: $291 million).
Included in net earnings for the nine months ended September 30, 2005 is current tax expense of $1,068 million; $591 million of this relates to the sale of assets and has been shown as an investing activity in the Statement of Cash Flows. The balance of $477 million has been included in cash flow.
Further information regarding EnCana’s effective tax rate can be found in Note 6 to the Interim Consolidated Financial Statements. Income tax is an annual calculation and EnCana’s effective rate in any year is a function of the relationship between the amount of net earnings before income taxes for the year and the magnitude of the items representing “permanent differences” that are excluded from the earnings subject to tax. There are a variety of items of this type, including:
•	The effects of asset dispositions where the tax values of the assets sold differ from their accounting values;

•	Adjustments for the impact of legislative tax changes which have a prospective impact on future income tax obligations;

•	The non-taxable half of Canadian capital gains (losses); and

•	Items such as resource allowance and non-deductible crown payments where the income tax treatment is different from the accounting treatment.
The operations of the Company are complex and related tax interpretations, regulations and legislation in the various jurisdictions that the Company and its subsidiaries operate in are continually changing. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
CAPITAL EXPENDITURES
Capital Summary

	Three months ended September 30			Nine months ended September 30
		2005 vs	2005 vs
($ millions)	2005	2004	2004	2005	2004	2004

Upstream	$1,390	48%	$938	$4,168	31%	$3,182
Midstream & Market Optimization	32	113%	15	172	330%	40
Corporate	34	240%	10	49	75%	28

Core Capital Expenditures	$1,456	51%	$963	$4,389	35%	$3,250
Acquisitions	200		39	238		2,646
Dispositions	(34)		(940)	(2,493)		(1,612)
Discontinued Operations	33		145	133		584

Net Capital	$1,655		$207	$2,267		$4,868

UPSTREAM CAPITAL EXPENDITURES
The increase in Upstream capital expenditures in the third quarter and on a year-to-date basis in 2005 is the result of the impact of higher industry activity on drilling and completion costs and a higher average U.S./Canadian dollar exchange rate on Canadian dollar denominated expenditures. The change in the average U.S./Canadian dollar exchange rate resulted in an increase on Canadian dollar denominated core capital expenditures of approximately $189 million. Natural gas capital expenditures were focused on continued development of the Company’s key resource plays in the Piceance basin, Jonah, East Texas and Fort Worth in the United States and Greater Sierra, Cutbank Ridge, shallow gas and CBM in Canada. Crude oil capital spending in 2005 was concentrated at Foster Creek and Pelican Lake in Alberta. The Company drilled 3,520 net wells in the first nine months of 2005 compared to 3,971 net wells for the same period in 2004. Record setting wet weather in Western Canada and high levels of industry activity in the North American oil and gas services sector has restricted access to land and equipment which has curtailed the drilling program, delayed well tie-ins and increased capital costs.
MIDSTREAM & MARKET OPTIMIZATION CAPITAL EXPENDITURES
Expenditures in the third quarter of 2005 and on a year-to-date basis were mostly focused on pre-construction activities underway for the Entrega pipeline in Colorado.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
CORPORATE CAPITAL EXPENDITURES
Corporate capital expenditures have generally been focused on business information systems and leasehold improvements. The increase in spending in the third quarter of 2005 includes land purchased to build the Calgary office complex.
ACQUISITIONS AND DISPOSITIONS
Acquisitions included minor property acquisitions in 2005 and 2004 as well as the TBI acquisition in 2004.
Dispositions in 2005 include the sale of Gulf of Mexico assets and the sale of non-core Canadian conventional oil and gas assets. Dispositions in the first nine months of 2004 include the sale of Petrovera and the sale of non-core Canadian conventional oil and gas assets.
DISCONTINUED OPERATIONS
Discontinued operations in the Interim Consolidated Financial Statements include Ecuador in both 2005 and 2004 and also include the United Kingdom in 2004.
EnCana’s 2005 third quarter net earnings from discontinued operations are nil compared to a net loss of $39 million in 2004 and include realized commodity losses of $35 million after-tax (2004: $58 million after-tax) and unrealized financial hedge gains of $27 million after-tax (2004: losses of $45 million after-tax).
EnCana’s 2005 year-to-date net earnings from discontinued operations are $133 million compared to a net loss of $90 million in 2004 and include realized commodity hedge losses of $72 million after-tax (2004: $140 million after-tax) and unrealized financial hedge gains of $35 million after-tax (2004: losses of $116 million after-tax). Summary information is presented below. Additional information concerning EnCana’s discontinued operations can be found in Note 3 to EnCana’s Interim Consolidated Financial Statements.
ECUADOR

	Three months ended September 30			Nine months ended September 30
		2005 vs			2005 vs
	2005	2004	2004	2005	2004	2004

Sales volumes
Crude Oil (barrels per day)	68,710	-8%	74,846	71,443	-8%	78,032
($ millions)
Net Earnings (loss) from Discontinued Operations	$—	100%	$(29)	$131	279%	$(73)
Capital Investment	33	-38%	53	133	-18%	163

In accordance with Canadian generally accepted accounting principles, DD&A expense has not been recorded in the consolidated statement of earnings for discontinued operations.
On September 13, 2005 EnCana announced it had reached an agreement to sell all its interest in its Ecuador properties for $1.42 billion which is approximately equivalent to the asset’s net book value at July 1, 2005, the referenced effective date of the transaction. Net earnings for the third quarter were $123 million. However, at September 30, a provision of $123 million has been recorded against the net book value to recognize management’s best estimate of the difference between the selling price and the September 30, 2005 underlying accounting value of the related investments at the sales date, as required under Canadian generally accepted accounting principles.
Production volumes in the third quarter of 2005 averaged 71,896 bbls/d; down six percent from the same period in 2004. Sales volumes in the third quarter of 2005 decreased eight percent to average 68,710 bbls/d due to declining

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
production in Tarapoa and Block 15 as well as civil unrest and protests during August that resulted in the shutdown of production for a number of days.
Production and mineral taxes were $31 million higher in the third quarter of 2005 compared to 2004 as a result of higher realized prices on the Tarapoa block sales volumes partially offset by lower Tarapoa sales volumes. The Company is required to pay a percentage of revenue from this block to the Ecuador government based on realized prices over a base price.
Production volumes for the first nine months of 2005 averaged 73,737 bbls/d; down four percent from the same period in 2004. Sales volumes in the first nine months of 2005 decreased eight percent to average 71,443 bbls/d due to an underlift of 2,294 bbls/d in the first nine months of 2005 compared to an overlift of 946 bbls/d in the same period in 2004 combined with declining production in Tarapoa and Block 15. In addition, the civil unrest and protests in Ecuador in August 2005 resulted in a decrease in sales of 880 bbls/d on a year-to-date basis.
Production and mineral taxes were $59 million higher in the first nine months of 2005 compared to 2004 as a result of higher realized prices on the Tarapoa block sales volumes partially offset by lower Tarapoa sales volumes.
Contingency information regarding certain disputed items with the Ecuadorian government relating to value-added tax (“VAT”), ownership of Block 15 and deductibility of interest is included in Note 3 to EnCana’s Interim Consolidated Financial Statements.
UNITED KINGDOM

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Sales volumes
Produced Gas (million cubic feet per day)	—	32	—	32
Crude Oil (barrels per day)	—	12,819	—	15,855
NGLs (barrels per day)	—	2,070	—	2,035
Total (barrels of oil equivalent per day)	—	20,222	—	23,223
($ millions)
Net Earnings (loss) from Discontinued Operations	$—	$(10)	$2	$(17)
Capital Investment	—	82	—	290

In December 2004, a subsidiary of the Company completed the sale of its U.K. central North Sea assets, production and prospects for net cash consideration of approximately $2.1 billion, resulting in a gain on sale of approximately $1.4 billion.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
LIQUIDITY AND CAPITAL RESOURCES

	Three months ended September 30			Nine months ended September 30
		2005 vs			2005 vs
($ millions)	2005	2004	2004	2005	2004	2004
Net cash provided by (used in)
Operating activities	$1,210	13%	$1,068	$4,008	21%	$3,303
Investing activities	(2,011)	-648%	(269)	(2,781)	44%	(4,954)
Financing activities	626	170%	(888)	(1,681)	-205%	1,598

Deduct: Foreign exchange gain on cash and cash equivalents held in foreign currency	4	—	—	2	—	—
(Decrease) increase in cash and cash equivalents	(179)	-101%	(89)	(456)	-760%	(53)

EnCana’s cash flow from continuing operations was $1,823 million in the third quarter of 2005, up $564 million from $1,259 million for the same period in 2004. On a year-to-date basis, cash flow from continuing operations was $4,643 million, an increase of $1,467 million from 2004. The increase in cash flow in 2005 was primarily due to increased revenues from higher commodity prices and the growth in sales volumes partially offset by increased expenses. Cash flow from continuing operations comprises the majority of EnCana’s cash provided by operating activities.
Net cash of $2,011 million was used for investing activities, an increase of $1,742 million compared with in the third quarter of 2004. The key items contributing to this increase are a $633 million increase in 2005 capital spending and decreased proceeds on the disposal of assets of $906 million. On a year-to-date basis, net cash used by investing activities was $2,781 million compared with $4,954 million in 2004.
Long-term debt plus the current portion of long-term debt increased by $514 million to $8,444 million from the year-end total of $7,930 million. EnCana’s net debt adjusted for working capital was $9,248 million as at September 30, 2005 compared with $7,184 million at December 31, 2004. Working capital at September 30, 2005 was a deficit of $1,023 million and included unrealized losses on mark-to-market accounting for commodity hedges of $1,566 million and income tax payable of $169 million. This compares to working capital of $558 million as at December 31, 2004.
During the third quarter, the Company completed the redemption of nine issues of Canadian medium term notes: EnCana’s 5.95% notes due October 1, 2007, 5.95% notes due June 2, 2008, 5.80% notes due June 19, 2008, 6.10% notes due June 1, 2009, 7.15% notes due December 17, 2009, 8.50% notes due March 15, 2011, 7.10% notes due October 11, 2011, 7.30% notes due September 2, 2014 and 5.50%/6.20% notes due June 23, 2028. The aggregate principal amount of the notes was C$1.15 billion. The notes were redeemed at a total cost of C$1.3 billion, including interest.
On August 31, 2005, EnCana filed a shelf prospectus for the offering in Canada from time to time of up to C$1 billion of debt securities. This shelf prospectus replaced EnCana’s previous C$1 billion shelf prospectus which expired on September 20, 2005. On September 21, 2005, EnCana closed a public offering in Canada for C$500 million medium term notes due in 2008 at 3.60% under the new shelf prospectus. The proceeds of the offering were used primarily to repay existing bank and commercial paper indebtedness.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Financial Metrics

	September 30		December 31
	2005		2004

Net Debt to Capitalization	40%		33%

Net Debt to EBITDA(1)	1.6	x	1.4	x

(1)	EBITDA is a non-GAAP measure that is defined as earnings from continuing operations before gain on disposition, income taxes, foreign exchange gains or losses, gains or losses, interest net, acccretion of asset retirement obligation, and depreciation, depletion, and amortization.
Net Debt to Capitalization and Net Debt to EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength. Unrealized commodity hedge losses recorded in the first nine months of 2005 and the use of surplus cash to purchase shares through the Normal Course Issuer Bid have resulted in an increase in the net debt to capitalization ratio.
EnCana maintains investment grade credit ratings on its senior unsecured debt. Standard & Poor’s has assigned a rating of A- with a ‘Negative Outlook’, Dominion Bond Rating Services has assigned a rating of A(low) with a ‘Stable Trend’ and Moody’s has assigned a rating of ‘Baa2 Stable’.
As at September 30, 2005, the Company had available unused committed bank credit facilities in the amount of $1.5 billion.
OUTSTANDING SHARE DATA
The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.
EnCana’s shareholders approved a split of the Corporation’s outstanding Common Shares on a two-for-one basis (“Share Split”) at its Annual and Special Meeting held on April 27, 2005. Each shareholder received one additional common share for each common share held on the record date of May 12, 2005.

	September 30	December 31
(millions)	2005(1)	2004(1)

Outstanding, beginning of year	900.6	921.2
Issued under option plans	13.9	19.4
Shares purchased (Normal Course Issuer Bid)	(55.2)	(40.0)
Shares purchased (Performance Share Unit Plan)	(5.5)	—

Common shares outstanding, end of period	853.8	900.6

Weighted average common shares outstanding — diluted	894.2	936.0

(1)	The number of common shares outstanding prior to the 2 for 1 share split has been restated for comparison.
There were no Preferred Shares outstanding during these periods. Employees and directors have been granted options to purchase Common Shares under various plans. At September 30, 2005, 21.9 million options, without Tandem Share Appreciation Rights attached, were outstanding of which 17.6 million are exercisable.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Long-term incentives granted to employees throughout EnCana include a reduced level of stock option grants that is supplemented by grants of Performance Share Units (“PSUs”). PSUs will not result in the issue of new Common Shares by the Company. Stock options granted in 2004 and 2005 have an associated Tandem Share Appreciation Right (“TSAR”) and employees may elect to exercise either the stock option or the associated TSAR. TSAR exercises will result in either cash payments by the Company or issuance of Common Shares based upon the employee’s choice at the time of exercise.
EnCana has obtained regulatory approval under Canadian securities laws to purchase Common Shares under four consecutive Normal Course Issuer Bids which commenced in October 2002 and may continue until October 30, 2006. EnCana is entitled to purchase for cancellation up to approximately 85.6 million Common Shares under the renewed Bid which will commence on October 31, 2005 and will terminate not later than October 30, 2006. Under the prior Bid which commenced October 29, 2004 and expires October 28, 2005, EnCana purchased approximately 84.2 million Common Shares. Shareholders may obtain a copy of the Bid documents without charge at www.sedar.com or by contacting investor.relations@encana.com.
Normal Course Issuer Bid

	Share Purchases(1)
	Nine months ended	Year ended
	September 30	December 31
(millions)	2005	2004
Bid expired October 2004	—	11.0
Bid expiring October 2005	55.2	29.0

	55.2	40.0

(1)	Transactions that occurred before the 2 for 1 share split have been restated for comparison.
CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The Company has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements.
Included in the Company’s long-term debt commitments of $8,379 million at September 30, 2005 are $2,942 million outstanding related to Banker’s Acceptances, Commercial Paper and LIBOR loans that are supported by revolving credit facilities and term loan borrowings. The Company intends and expects that it will have the ability to extend the term of this debt on an ongoing basis. Further details regarding the Company’s long-term debt are described in Note 7 to the Interim Consolidated Financial Statements.
As at September 30, 2005, EnCana remained a party to long-term, fixed price, physical contracts with a current delivery of approximately 48 MMcf/d with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 154 Bcf at a weighted average price of $3.87 per Mcf. At September 30, 2005, these transactions had an unrealized loss of $449 million.
Contingency information regarding certain disputed items with the Ecuadorian government relating to VAT, ownership of Block 15 and deductibility of interest is included in Note 3 to EnCana’s Interim Consolidated Financial Statements.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Variable Interest Entities (“VIE”)
EnCana does not hold any interest in a VIE.
Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have an effect on its results of operations or financial condition.
Leases
As a normal course of business, the Company leases office space for personnel who support field operations and for corporate purposes.
Legal Proceedings Related to Discontinued Merchant Energy Operations
As previously described in the Company’s Management Discussion and Analysis for the year ended December 31, 2004, in July 2003, the Company’s indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), concluded a settlement with the U.S. Commodity Futures Trading Commission (“CFTC”) of a previously disclosed CFTC investigation whereby WD agreed to pay a civil monetary penalty in the amount of $20 million without admitting or denying the findings in the CFTC’s order.
The Company and WD are defendants in a lawsuit filed by E. & J. Gallo Winery in the United States District Court in California and, along with other energy companies, are defendants in multiple other lawsuits filed in California State and District Court (many of which are class actions). WD is a defendant in a consolidated class action lawsuit filed in the United States District Court in New York. The Gallo complaint claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
The California lawsuits relate to sales of natural gas in California from 1999 to 2002 and contain allegations that the defendants engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws to artificially raise the price of natural gas through various means including the illegal sharing of price information through online trading, price indices and wash trading. The consolidated New York lawsuit claims that the defendants’ alleged manipulation of natural gas price indices resulted in higher prices of natural gas futures and option contracts traded on the NYMEX from 2000 to 2002. EnCana Corporation was dismissed from the New York lawsuit, leaving WD and several other companies unrelated to the Company as the remaining defendants. As is customary, the class actions do not specify the amount of damages claimed.
The Company and WD intend to vigorously defend against these claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
ACCOUNTING POLICIES AND ESTIMATES
There have been no changes to EnCana’s accounting principles and practices in 2005, nor have there been any material changes to EnCana’s critical accounting estimates.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
RISK MANAGEMENT
EnCana’s results are affected by
•	financial risks (including commodity price, foreign exchange, interest rate and credit risks)

•	operational risks

•	environmental, health, safety and security risks

•	reputational risks
FINANCIAL RISKS
The Company partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative instruments is governed under formal policies approved by senior management, and is subject to limits established by the Board of Directors. As a means of mitigating exposure to commodity price risk, the Company has entered into various financial instrument agreements. The Company’s policy is not to use derivative financial instruments for speculative purposes. The details of these instruments, including any unrealized gains or losses, as of September 30, 2005, are disclosed in Note 12 to the Interim Consolidated Financial Statements.
The Company has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of price risk associated with cash flows expected to be generated from budgeted capital programs and in other cases to the mitigation of price risks for specific assets and obligations.
With respect to transactions involving proprietary production or assets, the financial instruments generally used by the Company are swaps, collars or options which are entered into with major financial institutions, integrated energy companies or commodities trading institutions.
Commodity Price
To partially mitigate the natural gas commodity price risk, the Company entered into swaps which fix the AECO and NYMEX prices and collars and put options which fix the range of AECO and NYMEX prices. To help protect against widening natural gas price differentials in various production areas, the Company has entered into swaps to fix the AECO and Rockies price differential from the NYMEX price. Physical contracts relating to these activities had an unrecognized gain of $61 million.
The Company has also entered into contracts to purchase and sell natural gas as part of its daily ongoing operations of the Company’s proprietary production management. Physical contracts associated with this activity had an unrecognized gain of $8 million.
As part of its gas storage optimization program, EnCana has entered into financial instruments and physical contracts at various locations and terms over the next seven months to partially manage the price volatility of the corresponding physical transactions and inventories. The financial instruments used include futures, fixed for floating swaps and basis swaps.
For crude oil price risk, the Company has partially mitigated its exposure to the WTI NYMEX price for a portion of its oil production with fixed price swaps, purchased call options to allow participation at higher WTI levels, three-way put spreads and put options.
The Company has a power purchase arrangement contract that expires in 2005. This contract was entered into as part of a cost management strategy.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
Foreign Exchange
As a means of mitigating the exposure to fluctuations in the U.S. to Canadian exchange rate, the Company may enter into foreign exchange contracts. The Company also enters into foreign exchange contracts in conjunction with crude oil marketing transactions. Gains or losses on these contracts are recognized when the difference between the average month spot rate and the rate on the date of settlement is determined.
The Company also maintains a mix of both U.S. dollar and Canadian dollar debt which helps to offset the exposure to the fluctuations in the U.S./Canadian dollar exchange rate. In addition to direct issuance of U.S. dollar denominated debt, the Company has entered into cross currency swaps on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.
Interest Rates
The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. The Company has entered into interest rate swap transactions from time to time as a means of managing the fixed/floating rate debt portfolio mix.
Credit Risk
The Company is exposed to credit related losses in the event of default by counterparties. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions to counterparties of investment grade credit quality and transactions that are fully collateralized. A substantial portion of the Company’s accounts receivable is with customers in the oil and gas industry.
OPERATIONAL RISKS
EnCana mitigates operational risk through a number of policies and processes. As part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk. In addition, the asset teams undertake a process called Lookback and Learning. In this process, each asset team undertakes a thorough review of their previous capital program to identify key learnings, which often includes operational issues that positively and negatively impacted the project’s results. Mitigation plans are developed for the operational issues which had a negative impact on results. These mitigation plans are then incorporated into the current year plan for the project. On an annual basis, these Lookback results are analyzed for the Company’s capital program with the results and identified learnings shared across the Company.
Projects include a Business Risk Burden that is intended to account for the unforeseen risks. The amount of Business Risk Burden that is used on a particular project depends on the project’s history of Lookback results and the type of expenditure. A peer review process is used to ensure that capital projects are appropriately risked and that knowledge is shared across the Company. Peer reviews are undertaken primarily for exploration projects and early stage resource plays, although they may occur for any type of project.
The Company also partially mitigates operational risks by maintaining a comprehensive insurance program.
ENVIRONMENT, HEALTH, SAFETY AND SECURITY RISKS
These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, the Company maintains a system that identifies, assesses and controls safety and environmental risk and requires regular reporting to senior management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of EnCana’s Board of Directors recommends approval of environmental policy and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
regulatory standards are met. Contingency plans are in place for a timely response to an environmental event and remediation/reclamation strategies are utilized to restore the environment.
Security risks are managed through a Security Program designed to protect EnCana’s personnel and assets. EnCana has established an Investigations Committee with the mandate to address potential violations of Company policies and practices and an Integrity Hotline that can be used to raise any concerns regarding EnCana’s operations.
Kyoto Protocol
The Kyoto protocol, ratified by the Canadian Federal Government in December 2002, came into force on February 16, 2005. The protocol commits Canada to reducing greenhouse gas emissions to six percent below 1990 levels over the period 2008 — 2012. The Federal Government released a framework outlining its Climate Change action plan on April 13, 2005. The plan as released contains few technical details regarding the implementation of the Government’s greenhouse gas reduction strategy. The Climate Change Working Group of Canadian Association of Petroleum Producers continues to work with the Federal and Alberta governments to develop an approach for implementing targets and enabling greenhouse gas control legislation which protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.
As the federal government has yet to finalize their detailed Kyoto compliance plan, EnCana is unable to predict the impact of the potential regulations upon its business; however, it is possible that the Company would face increases in operating costs in order to comply with greenhouse gas emissions legislation.
REPUTATIONAL RISKS
EnCana takes a pro-active approach to the identification and management of issues that affect the Company’s reputation and has established consistent and clear procedures, guidelines and responsibility for identifying and managing these issues. Issues affecting or with the potential to affect EnCana’s reputation are generally either emerging issues that can be identified early and then managed or unforeseen issues that arise unexpectedly and must be managed on an urgent basis.
OUTLOOK
EnCana plans to continue to focus principally on growing natural gas production from unconventional resource plays. The Company will also continue to develop its high quality in-situ oilsands resources.
The year-over-year North American natural gas storage surplus that existed at the start of the third quarter has been turned into a deficit as a result of demand due to the hottest summer on record and supply curtailments from hurricanes Rita and Katrina. This has led to recent price increases. The outlook for the balance of the year and beyond will be especially impacted by weather in the short term, timing of new supplies and economic activity.
Volatility in crude oil prices is expected to continue throughout 2005 as a result of market uncertainties over supply and refining disruptions on the U.S. Gulf Coast, continued demand growth in China, OPEC actions, demand destruction from high energy prices and the overall state of the world economies.
The Company expects its 2005 core capital investment program to be funded from cash flow.
Proceeds from the sales of non-core properties are expected to reduce debt and fund a Normal Course Issuer Bid share buyback program.
EnCana’s results are affected by external market factors, such as fluctuations in the prices of crude oil and natural gas, as well as movements in foreign currency exchange rates.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
ADVISORIES
FORWARD-LOOKING STATEMENTS
In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this MD&A constitute forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: projections with respect to growth of natural gas production from unconventional resource plays and in-situ oilsands development; projections relating to the volatility of crude oil prices in 2005 and beyond and the reasons therefor; the Company’s projected capital investment levels for 2005 and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the Company’s execution of share purchases under its Normal Course Issuer Bid; the Company’s defence of lawsuits; the impact of the Kyoto Accord on operating costs; the adequacy of the Company’s provision for taxes; the Company’s plans to divest of its NGLs extraction business, natural gas storage business and Ecuador operations; and projections relating to the use of proceeds therefrom, including debt repayment and purchases under its Normal Course Issuer Bid. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate, including Ecuador; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
OIL AND GAS INFORMATION
EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (“NI 51-101”). The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
Crude Oil, Natural Gas Liquids and Natural Gas Conversions
In this MD&A, certain crude oil and natural gas liquids (“NGLs”) volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
Resource Play, Estimated Ultimate Recovery, Unbooked Resource Potential, Total Resource Portfolio and Total Resource Life
EnCana uses the terms resource play, estimated ultimate recovery, unbooked resource potential, total resource portfolio and total resource life. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (”EUR”) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. EnCana defines unbooked Resource Potential as quantities of oil and gas on existing land holdings that are not yet classified as proved reserves, but which EnCana believes may be moved into the proved reserves category and produced in the future.
CURRENCY, NON-GAAP MEASURES AND REFERENCES TO ENCANA
All information included in this MD&A and the Interim Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after-royalties basis unless otherwise noted. Sales forecasts reflect the mid-point of current public guidance on an after royalties basis. Current Corporate Guidance assumes a U.S. dollar exchange rate of $0.81 for every Canadian dollar.
Non-GAAP Measures
Certain measures in this MD&A do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“Canadian GAAP”) such as Cash Flow from Continuing Operations, Cash Flow, Cash Flow per share-diluted, Operating Earnings and Operating Earnings per share-diluted, Operating Earnings from Continuing Operations and EBITDA and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Third quarter report
for the period ended September 30, 2005
References To EnCana
For convenience, references in this MD&A to “EnCana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of EnCana Corporation, and the assets, activities and initiatives of such Subsidiaries.
ADDITIONAL INFORMATION
Further information regarding EnCana Corporation can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)